Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Spectranetics Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 33-46725, 33-52718, 33-88088, 33-85198, 33-99406, 333-08489, 333-50464, 333-57015, 333-117074 and 333-140022) on Form S-8 and (Nos. 333-06971 and 333-133784) on Form S-3 of The Spectranetics Corporation and subsidiary (collectively, the Company) of our report dated March 30, 2005, with respect to the consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2004, which report appears in the December 31, 2006 annual report on Form 10-K of the Company.
Our report refers to the adoption of Emerging Issues Task Force Abstract No. 00-21, Revenue Arrangements with Multiple Deliverables.
/s/ KPMG LLP
Denver, Colorado
March 16, 2007